1 Venture, Suite 150, Irvine, CA 92618 Tel (888) 798-9100 www.shiftpixy.com

June 7, 2017

Brian Hough, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	ShiftPixy, Inc. Post Qualification Offering Statement Amendment No 3 on Form 1-A/A Filed June 2, 2017 File No. 0001675634

Dear Mr. Hough:

ShiftPixy, Inc., has filed on EDGAR its Post Qualification Offering Statement Amendment No. 3 on Form 1-A/A to the above-captioned Offering Statement.

In response to your oral comments earlier this week, we have incorporated the requested language into the Underwriting Section of the filing.

In addition, to aid potential investors’ review of the Offering Circular, we have moved sections of text within the filing (but have not changed any of the text moved), as follows:

1.	Extracted the MD&A discussion regarding the 6-months periods ending February 28, 2017, and February 29, 2016, from pages F-15 through F-18, and repositioned it to page 52—just ahead of the section “Consolidated results of our operations for the years ended August 31, 2015 and August 31, 2016.” The objective was to position the most current information first.

2.	Consistent with the above adjustment, in the financials, we extracted the financial information regarding the 6-months periods ending February 28, 2017, and February 29, 2016, from pages F-17 through F-25 and repositioned it to just below the “Index to Consolidated Financial Statements” (page F-1).

3.	In view of the above adjustments, the following minor, conforming adjustments were made:

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a.	Adjusted the “Index to Consolidated Financial Statements” (page F-1).

b.	Deleted (as now superfluous) the note at the bottom of page 54 (that explained the location within the document of the information regarding the 6-months periods ending February 28, 2017, and February 29, 2016).

c.	Deleted (as now superfluous) the “Management’s Discussion and Analysis” header and into paragraph on page 54.

To aid in your review, please note that all of the above may show as redline changes, but really none of the text was changed, it was merely moved.

Finally, we have also (i) filed updated/added exhibits including all Test the Waters material, (ii) updated the name of the escrow agent from Jumpstart Securities, LLC, to Prime Trust, LLC, and (c) changed, on page 68, the calendar quarter in 2017 in which we anticipate we will have recovered the pre-paid commissions from XccelerateHR, LLC (we now anticipate full recovery by the end of the 4th quarter as opposed to the end of the 2nd quarter).

Thank you for your consideration.

If you have any questions or comments in this regard, please feel free to contact me at any time.

Sincerely,

Mark A. Absher

Registered In-House Counsel

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